EX. 99.2
Form of Offer to Purchase
[GROWTH CAPITAL PORTFOLIO, LLC/GROWTH CAPITAL TEI PORTFOLIO, LLC]
3801 PGA Boulevard, Suite 555
Palm Beach Gardens, Florida 33410
Offer to Purchase Up to $86,375,000 of Outstanding
Limited Liability Company Interests at Net Asset Value
Dated March 22, 2010
The Offer and Withdrawal Rights Will Expire at
Midnight, Eastern Time, on April 21, 2010,
Unless the Offer is Extended
To the Members of the [Growth Capital Portfolio, LLC/Growth Capital TEI Portfolio, LLC]:
     The [Growth Capital Portfolio, LLC/Growth Capital TEI Portfolio, LLC], a closed-end, non-diversified, registered management investment company organized as a Delaware limited liability company (“Portfolio”), is offering to purchase interests in Portfolio held by its Members (“Interests”) for cash on the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”). The Portfolio and the [Growth Capital Portfolio, LLC/Growth Capital TEI Portfolio, LLC] are each offering to purchase Interests from their Members pursuant to tenders by such Members in an aggregate amount up to $86,375,000 of the net assets of the Growth Capital Master Portfolio, LLC (“Maximum Amount”), based on the estimated net asset value of such Interests calculated as of June 30, 2010 (“Repurchase Valuation Date”).
     This Offer is currently scheduled to expire at midnight, Eastern time, on April 21, 2010 (“Repurchase Request Deadline”), subject to any extension of the Offer made in the absolute discretion of the Board of Directors of the Growth Capital Master Portfolio, LLC (“Master Portfolio”) and the Portfolio (together, the “Board”). This Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Portfolio’s Limited Liability Company Agreement dated as of November 16, 2009 (“LLC Agreement”). The Board of the Portfolio has approved the timing and amount of the Offer to the Portfolio’s Members.
     The Portfolio is one of two “feeder” funds that invests substantially all of its investable assets in the Master Portfolio, and, therefore, the assets of the Portfolio normally consist of its direct or indirect Interests in the Master Portfolio. The Master Portfolio allocates its investment proceeds in a diversified portfolio of private investment companies, typically referred to as hedge funds, open-end investment companies, closed-end investment companies, exchange-traded funds or segregated accounts (“Investment Vehicles”), managed pursuant to various investment strategies by investment managers. The Master Portfolio may also invest directly in equity securities, fixed income securities, mortgage and asset-backed securities, foreign investments and derivatives.
     The value of the Interests are likely to change between February 28, 2010 (the last date prior to this tender offer when the estimated net asset value of Interests in the Portfolio was calculated) and the Repurchase Valuation Date (i.e., June 30, 2010). The Portfolio expects to compute its net asset value on a monthly basis and other times at the Board’s discretion. The net asset value of the Portfolio will equal the estimated value of the Portfolio’s assets, less all of its liabilities, including accrued fees and expenses. In computing its net asset value, the Portfolio will value its interest in the Master Portfolio at the net asset value provided by the Master Portfolio to the Portfolio. The net asset value of the Master Portfolio will equal the estimated value of the Master Portfolio’s assets less all of its liabilities, including accrued fees and expenses. The Board has approved procedures pursuant to which the Master Portfolio will value its investments in Investment Vehicles at fair value. As a general matter, the fair value of the Master Portfolio’s interest in an Investment Vehicle will represent the amount that the Master Portfolio believes it could reasonably expect to receive from an Investment Vehicle if the Master Portfolio’s interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Master Portfolio believes to be reliable. In the unlikely event that an Investment Vehicle does not report a fiscal period-end value to the Master Portfolio on a timely basis, the Master Portfolio will determine the fair value of such Investment Vehicle based on the most recent value reported by the Investment Vehicle, as well any other relevant information available at the time the Master Portfolio values its portfolio. Any tendering Member of the Portfolio that wishes to obtain the estimated net asset value of his or her Interests on this basis should contact GenSpring at (561) 746-8444 Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time).
     Members desiring to tender all or any portion of their Interest in the Portfolio in accordance with the terms of the Offer should complete and sign the appropriate forms in accordance with the procedures in Section 4 of the Offer to Purchase.
     IMPORTANT
THE BOARD MAKES NO RECOMMENDATION TO ANY MEMBER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
     Questions and requests for assistance and requests for additional copies of the Offer may be directed to your GenSpring financial adviser.
GenSpring Family Offices, LLC
3801 PGA Boulevard, Suite 555
Palm Beach Gardens, Florida 33410
Phone: (561) 746-8444

TABLE OF CONTENTS

SUMMARY	1

1. Background and Purpose of the Offer	1
2. Offer to Purchase and Price	2
3. Amount of Tender	2
4. Procedure for Tenders	3
5. Withdrawal Rights	3
6. Purchases and Payment	3
7. Certain Conditions of the Offer	5
8. Certain Information About the Portfolio	5
9. Certain Federal Income Tax Consequences	6
10. Miscellaneous	7

Financial Statements	7

SUMMARY
•	As stated in the Portfolio’s private placement memorandum (“PPM”) dated November 16, 2009, as may be amended and supplemented from time to time, and the LLC Agreement, the Portfolio will offer to purchase your Interests at their net asset value (that is, the estimated value of the Portfolio’s investment in the Master Portfolio) less all of its liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Portfolio you desire to redeem). This offer will remain open until midnight, Eastern time, on April 21, 2010. For this purpose, the estimated net asset value will be calculated on the Repurchase Valuation Date (i.e., on June 30, 2010). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the PPM.

•	Following this summary is a formal notice of our offer to repurchase your Interests (“Offer”). The Offer will remain open until midnight, Eastern time, on April 21, 2010. Until that time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your Interests for purchase by midnight, April 21, 2010, you may still withdraw your Interests from consideration for purchase at any time after April 21, 2010, assuming your tender has not been accepted for purchase. If you would like us to purchase your Interests, you should (i) mail the Letter of Transmittal (the Tender Offer Form will suffice), to GenSpring Family Offices, LLC (“GenSpring” and the “Adviser”) at 3801 PGA Blvd., Suite 555, Palm Beach Gardens, FL 33410, Attn: Middle Office or (ii) fax it to the Adviser at (561) 575-6709, Attn: Middle Office, or (iii) email it to the Adviser at OpsRequest@genspring.com so that it is received before midnight, Eastern time, on April 21, 2010. If you choose to fax or email the Letter of Transmittal, you should mail the original Tender Offer Form to your GenSpring financial adviser promptly after you fax or email it (although the original page does not have to be received before midnight, Eastern time, on April 21, 2010). The value of the Interests may change between February 28, 2010 (the last date prior to this tender offer when the estimated net asset value of Interests in the Portfolio was calculated) and the Repurchase Valuation Date (i.e., June 30, 2010), the date as of which the value of the Interests being purchased will be determined.

•	If you would like to obtain the estimated net asset value of your Interests, you may contact the GenSpring at (561) 746-8444, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time). Please note that although you have the opportunity to have your Interests repurchased, the Board has the right to cancel, amend or postpone this offer at any time before midnight, April 21, 2010.
              1. Background and Purpose of the Offer. Each of the Portfolios is a “feeder” fund that invests substantially all of its investable asset in the Master Portfolio, and, therefore, the assets of the Portfolios normally consists of their direct or indirect Intersts in the Master Portfolio. This filing is being made by the Master Portfolio on behalf of itself and the its two feeder portfolios, which includes the Portfolio as an affiliate of the Master Portfolio. The purpose of the Offer is to provide liquidity to Members who hold Interests as contemplated by and in accordance with the procedures set forth in the Portfolio’s LLC Agreement. The LLC Agreement provides that the Portfolio may, from time to time, offer to repurchase Interests, in whole or in part, pursuant to written tenders made to its Members. Each repurchase may be limited and generally will apply to 5% to 25% of the aasets in the Portfolio (including assets of the Master Portfolio). Repurchases will be made at such times, in such amounts and on such terms as the Board may determine in its sole discretion. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without the prior consent of the Adviser, pursuant to authority delegated by Board to the Adviser for such purpose, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Members of the Portfolio to provide liquidity for Interests as contemplated in the LLC Agreement. In determining whether the Portfolio should offer to purchase its Interests from its Members, in whole or in part, the Board will consider a variety of operational, business and economic factprs. The Board expects to consider on a semi-annual basis whether the Portfolio should offer to repurchase its Interests, in whole or in part, from Members. The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Interests.
                    The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Portfolio of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Portfolio’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. Additionally, a reduction in the aggregate assets of the Portfolio may result in higher costs for remaining Members to the extent that certain expenses borne by the Portfolio are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time. Payment for Interests purchased pursuant to the Offer may also require the Master Portfolio to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.
          2. Offers to Purchase and Price. The two feeder Portfolios will purchase their Interests, upon the terms and subject to the conditions of the Offers, in an aggregate amount up to $86,375,000 of the Master Portfolio’s net assets that are properly tendered by and not withdrawn (in accordance with Section 5 below) before midnight, Eastern time, on April 21, 2010 (such time and date being hereinafter called the “Initial Expiration Date”).
          The Portfolio is one of several “feeder” funds that invests substantially all of its investable assets in the Master Portfolio, and, therefore, the assets of the Portfolio consist primarily of its direct or indirect Interests in the Master Portfolio. The Master Portfolio allocates proceeds in a diversified portfolio of private investment companies, typically referred to as hedge funds, open-end investment companies, closed-end investment companies, exchange-traded funds or segregated accounts (“Investment Vehicles”), managed pursuant to various investment strategies by investment managers. The Master Portfolio may also invest directly in equity securities, fixed income securities, mortgage and asset-backed securities, foreign investments and derivatives. The Board has approved the Offers for an aggregate amount up to $86,375,000 of the Master Portfolio’s net assets (i.e., the Master Portfolio’s estimated value of its investments less all of its liabilities including accrued fees and expense) for purchase by the Portfolios of Members Interests (such amount being referred to herein as the “Maximum Amount”).
          The Board in its absolute discretion reserves the right, at any time and from time to time, to extend the period of time during which each Offer is pending by notifying Members of such extension. If the Board elects to extend the Offer, the estimated net asset value of such Interests will be determined approximately one month after the Offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the “Repurchase Request Deadline.” The Board reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Repurchase Request Deadline, payable as set forth in Section 6.
          As of the close of business on February 28, 2010, there was approximately $716,665,749 outstanding capital of the Master Portfolio held in Interests (of which approximately [96%/4%] was held by the Portfolio and based on the estimated net asset value of such Interests). The Portfolio expects to compute its net asset value on a monthly basis and other times at the Board’s discretion. The value of the Interests may change between February 28, 2010 (the last time prior to the date of this filing as of which net asset value was calculated) and the June 30, 2010, the date as of which the value of the Interests being purchased will be determined. Members desiring to obtain the estimated net asset value of their Interests, which the Portfolio will calculate from time to time based upon the information the Portfolio receives from the Investment Vehicles in which it invests, may contact the Adviser at (561) 746-8444, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time).
          3. Amount of Tender. Subject to the limitations set forth below, Members may tender their entire Interest or a portion of their Interest for purchase. The Offer is being made to all Members of the Portfolio and is not conditioned on any minimum amount of Interests being tendered.
          If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to the Maximum Amount, the Portfolio will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Portfolio elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than the Maximum Amount are duly tendered to the Portfolio before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Portfolio will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Portfolio is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Repurchase Request Deadline for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. At the present time, the Portfolio is not aware of any intentions of the Adviser or any of the Portfolio Managers or members of the Board to have their Interests acquired in this tender offer.

          4. Procedure for Tenders. Members wishing to tender Interests pursuant to the Offer should (i) send or deliver a completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to their GenSpring financial adviser at 3801 PGA Blvd., Suite 555, Palm Beach Gardens, FL 33410, Attn: Middle Office or (ii) fax a completed and executed Letter of Transmittal to their GenSpring financial adviser at (561) 575-6709 or (iii) email it to the Adviser at OpsRequest@genspring.com. The completed and executed Letter of Transmittal must be received by the Adviser, by mail, fax or email, no later than the Repurchase Request Deadline. A Member choosing to fax or email a Letter of Transmittal to the Adviser must also send or deliver the original completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to the Adviser promptly thereafter.
               Members wishing to confirm receipt of a Letter of Transmittal may contact their GenSpring financial adviser. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest, including, but not limited to, the failure of the Adviser to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Portfolio, in its sole discretion, and such determination shall be final and binding. The Portfolio reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Portfolio, be unlawful. The Portfolio also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Portfolio’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Portfolio shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Portfolio nor the Adviser nor any of the Directors of the Portfolio or the Adviser shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.
          5. Withdrawal Rights. Any Member tendering an Interest pursuant to this Offer may withdraw the tender at any time on or before the Repurchase Request Deadline (or if the Offer is extended, before the any later Repurchase Request Deadline). To be effective, any notice of withdrawal must be timely received by the Adviser at the address or fax numbers set forth in Section 4 above. A form to use to give notice of withdrawal is available by calling the Adviser at (561) 746-8444. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Portfolio, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be re-tendered prior to the Repurchase Request Deadline by following the procedures described in Section 4.
          6. Purchases and Payment. For purposes of the Offer, the Portfolio will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives oral or written notice to the tendering Member of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on June 30, 2010, if the Offer expires on the Initial Expiration Date. The amount due to any Member whose Interests interest or portion thereof is repurchased will be equal to the value of such Member’s Capital Account or portion thereof, as applicable, as of the Repurchase Valuation Date, after giving effect to all allocations to be made to such Member’s Capital Account as of such date.
          If the Member’s tender is accepted, promptly after the Repurchase Request Deadline, the Portfolio will give to each Member whose Interest has been accepted for repurchase a promissory note (“Promissory Note”) entitling the Member to be paid an amount equal to the value, determined as of the Repurchase Valuation Date, of the repurchased Interest. The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times. The initial payment in respect of the Promissory Note (“Initial Payment”) will be in an amount equal to at least 90% of the estimated value of the repurchased Interest, determined as of the Repurchase Valuation Date. The Initial Payment will be made as of the later of (i) a period of within thirty (30) days after the Repurchase Valuation Date, or (ii) if the Master Portfolio has requested withdrawal of its capital from any Investment Vehicles in order to fund the repurchase of Interests, within ten (10) business days after the Master Portfolio has received at least 90% of the aggregate amount withdrawn from such Investment Vehicles. Such payments shall be reduced by any applicable tax withholding, including any withholding on payments made by the Master Portfolio. The second and final payment in respect of the Promissory Note (“Post-Audit Payment”) will be in an amount equal to the excess, if any, of (i) the value of the tender amount accepted, determined as of the Repurchase Valuation Date and based upon the results of either (a) the semi-annual unaudited financial statements of the Portfolio for the period in the Repurchase Valuation Date occurs or (b) the annual audit of the Portfolio’s financial statements for the period in which the Repurchase Valuation Date occurs, over (ii) the Initial Payment. It is anticipated that this process will be completed within sixty (60) days after the end of each semi-annual period and that the Post-Audit Payment will be made promptly thereafter. A Member will continue to receive an allocation of profits and losses until the Repurchase Valuation Date.

          Members tendering their Interest should note that they will remain Members in the Portfolio, with respect to the Interest tendered and accepted for purchase by the Portfolio, through the Repurchase Valuation Date of the offer to repurchase Interests. Although the amounts required to be paid by the Portfolio under will generally be paid in cash, the Portfolio may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.
          If modification of the Portfolio’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board will adopt revised procedures reasonably designed to provide Members substantially the same liquidity for Interests as would be available under the procedures described above.
          Payment for repurchased Interests may require the Portfolio to withdraw from the Master Portfolio, which in turn may be required to liquidate portfolio holdings in Investment Vehicles earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Master Portfolio’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Interests.
          The purchase of Interests by the Portfolio is subject to regulatory requirements imposed by the Securities and Exchange Commission (“SEC”). The Portfolio’s purchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the purchase procedures described above is required or appropriate, the Board will adopt revised purchase procedures as necessary to ensure the Portfolio’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate. Following the commencement of an offer to purchase Interests, the Board may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Directors, that such suspension, postponement or termination is advisable for the Portfolio and its Members, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Master Portfolio to dispose of its investments or the Portfolios to determine the value of its net assets, and other unusual circumstances.
          Upon its acceptance of tendered Interests or portions of Interests for purchase, the Portfolio will maintain on its books a segregated account consisting of (1) cash, (2) liquid securities or (3) interests in Investment Vehicles that the Portfolio has requested be withdrawn (or any combination of them), in an amount equal to the amount of accepted tendered Interests.
          Payment for purchased Interests may require the Portfolio to withdraw from the Master Portfolio, which in turn may be required to liquidate portfolio holdings in Investment Vehicles earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Master Portfolio’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Interests.
          Partial Interests tendered for purchase will be treated as having been purchased on a “first in — first out” basis. Therefore, the portion of an Interest purchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent net profits and net losses) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (adjusted for subsequent net profits and net losses) until such capital contribution is decreased to zero.

     The Portfolio does not presently intend to impose any charges on the repurchase of Interests except that the Portfolio will pay any direct costs and expenses (such as wiring fees) relating to the repurchase of Interests. The Portfolio may allocate to Members whose Interests are purchased withdrawal or similar charges imposed by Investment Vehicles if the Adviser determines to withdraw from one or more Investment Vehicles as a result of Member repurchase tenders and such charges are imposed on the Portfolio.
     A Member who tenders some but not all of the Member’s Interest for purchase will be required to maintain a minimum capital account balance of $50,000. Such minimum capital account balance requirement may be waived by the Portfolio, in its sole discretion. The Portfolio reserves the right to reduce the amount to be repurchased from a Member so that the required capital account balance is maintained.
          The Portfolio expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed the Maximum Amount, which is not more $86,375,000 of the Master Portfolio’s net assets (unless the Portfolio elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand, (ii) proceeds from the sale of securities held by the Master Portfolio, (iii) withdrawal proceeds from Investment Vehicles in which the Master Portfolio invests, (iv) borrowings (as described in paragraph (b) below), or (v) marketable securities (in the case of any distributions in-kind). Upon its acceptance of tendered Interests for repurchase, the Portfolio will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) interests in specific Investment Vehicles in which the Master Portfolio invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Promissory Note, as described above.
     7. Certain Conditions of the Offer. The Board in its absolute discretion reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Board elects to extend the Offer, the estimated net asset value of such Interests will be determined approximately one month after the Offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Board also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of tendered Interests. If the Board determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.
          Please note that just as you have the opportunity to have your Interests repurchased in the Offer and the right to withdraw your tender on or before the Repurchase Request Deadline, the Board has the right to cancel, amend or postpone this Offer at any time before midnight, April 21, 2010. The Board may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if, among other things: (a) the Portfolio would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Portfolio’s investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Portfolio, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Portfolio, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Portfolio has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Portfolio, (vi) material decrease in the estimated net asset value of the Portfolio from the estimated net asset value of the Portfolio as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Portfolio or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Independent Directors of the Portfolio determine that it is not in the best interest of the Portfolio to purchase Interests pursuant to the Offer. However, there can be no assurance that the Board will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.
          8. Certain Information About the Portfolio. The Portfolio is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a closed-end, non-diversified, registered management investment company and is organized as a Delaware limited liability company. The principal executive office of the Portfolio is located at 3801 PGA Boulevard, Suite 555, Palm Beach Gardens, Florida 33410 and the telephone number is

(561) 746-8444. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.
          None of the Board member own any beneficial Interests in the Portfolio.
          None of the Portfolio, the Master Portfolio, the Adviser (or any person controlling the Adviser), or the Board has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Portfolio’s intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Adviser), or the disposition of Interests (other than through periodic purchase offers, including the Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Portfolio; (3) any material change in the present distribution policy or indebtedness or capitalization of the Portfolio; (4) any change, in the present Board or in the management of the Portfolio including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board, or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Portfolio (other than in connection with the ordinary portfolio transactions of the Fund or as the Board determines may be necessary or appropriate to fund all or a portion of the purchase amount for Interests acquired pursuant to the Offer); (6) any other material change in the Portfolio’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Portfolio.
          9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Portfolio pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Portfolio pursuant to the Offer.
          In general, when the Portfolio repurchases a Member’s interest, in whole or in part, the Member will recognize capital gain to the extent that the cash received upon the repurchase exceeds the Member’s adjusted tax basis in his Interest. If a Member receives only cash, rather than an in-kind distribution of Portfolio assets, on a repurchase of his entire Interest, he will recognize a loss to the extent that the adjusted tax basis of his Interest exceeds such cash. However, if the Portfolio repurchases less than a Member’s entire Interest, or if the Portfolio distributes property other than cash on the repurchase of a Member’s entire Interest, the Member will not recognize a loss, if any, until his Interest is completely liquidated and any such distributed property is disposed of in a taxable transaction.
          Assuming that the Portfolio is treated as an “investment partnership” for purposes of Section 731 of the Internal Revenue Code of 1986, as amended (“Code”), a Member will not recognize gain or loss as a consequence of receiving an in-kind distribution of Portfolio assets. If the Portfolio were not treated as an “investment partnership,” a distribution of marketable securities to a Member would be treated as a distribution of cash for purposes of determining the amount of gain, if any, realized by the Member. At the time of any in-kind distribution of marketable securities, the Adviser will determine whether the Portfolio is an “investment partnership.”
          A Member’s tax basis in his Interest will be increased by his share of the Portfolio’s income and gain, as determined for U.S. federal income tax purposes, and decreased (but not below zero) by his share of the Portfolio’s losses and deductions, as determined for U.S. federal income tax purposes, including (i) his indirect share of all income and loss recognized by an Investment Vehicle as a consequence of a “mark-to-market” election under Section 475 of the Code and (ii) his indirect share of any gain or loss recognized by the Master Portfolio upon a withdrawal from an Investment Vehicle. The Portfolio may, at the Adviser’s discretion, specially allocate taxable income or loss to a partially or completely withdrawing Member (including by reason of death) in order to equalize, to the extent possible, the value of the withdrawing Member’s withdrawn capital account with the income tax basis of its withdrawn interest in the Portfolio, or otherwise reduce any discrepancy between amounts previously allocated to such Member’s capital account and amounts previously allocated to such Member for federal income tax purposes. Absent such a special allocation, unrealized gains (or losses) which have economically accrued to the benefit (or detriment) of the withdrawing Member might be taxed to the remaining Members. While this special allocation would provide a result which would be more equitable and more reflective of economic reality, there can be no assurance that the IRS would accept such an allocation.

          Upon a purchase of his Interest, in whole or in part, a Member may recognize ordinary income or loss attributable to the Member’s indirect share of certain assets of the Investment Vehicles described in Section 751 (c) of the Code. Although the issue is not clear, gain or loss recognized by the Master Portfolio upon a withdrawal from an Investment Vehicle that has made a “mark-to-market” election under Section 475 of the Code, and gain or loss recognized by the Portfolio upon a withdrawal from the Master Portfolio or by a Member upon withdrawal from the Portfolio to the extent such gain or loss is attributable to such an Investment Vehicle, might be treated as ordinary income or loss under Section 751 of the Code as a consequence of the Investment Vehicle’s mark-to-market election.
          Under proposed U.S Department of Treasury regulations, the portion of any gain recognized by a Member on a repurchase of his Interest that is attributable to the Member’s indirect interest in any private foreign investment company (“PFIC”) held by an Investment Vehicle, or to any Investment Vehicle that is a PFIC, will be subject to the PFIC rules described in “Investment Vehicle as Foreign Corporation.” Members should consult their tax advisers about the character of any gain or loss recognized on the repurchase of their Interests.
     10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Portfolio is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Portfolio reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Portfolio believes such exclusion is permissible under applicable laws and regulations, provided the Portfolio makes a good faith effort to comply with any state law deemed applicable to the Offer.
          The Portfolio has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Portfolio by contacting the Adviser at the address and phone number set forth in Section 2 above or from the SEC’s internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549. (For more information about its operation call
1-202-551-8090.)
Financial Statements
          The Portfolio commenced operations on July 1, 2009. As of the date of the Offer, the Portfolio was not required to file, and has not filed audited financial statements with the SEC. The unaudited financial statements of the Portfolio dated September 30, 2009, and the unaudited schedule of investments dated September 30, 2009 were filed with the SEC on December 4, 2009.